FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Debt securities- Closing	3

"TELEFÓNICA, S.A.", in accordance with that stated in article 82 of the Spanish Stock Market Law (Ley del Mercado de Valores), hereby announces the following:

SIGNIFICANT EVENT

The Board of Directors of Telefonica Europe, B.V., a 100% subsidiary of Telefonica, S.A., at its meeting held on February 12th, 2003 declared the Issuance of the simple non-convertible notes to have closed. This Issuance forms part of the Euro Medium Term Note Programme ("Programa EMTN") introduced by the Company, as announced on February 5th of this year.

As these Notes form part of the aforementioned Programme, they are fully guaranteed by Telefonica, S.A..

The total amount of the issue will be Euros 2,000 million, and will be divided into two tranches:

  Euro 1,500 million at ten years, with a 5.125% coupon

  Euro 500 million at thirty-years, with a 5.875% coupon.

Listing: It is foreseen that, once the Issuance is subscribed and paid-in, the Company will apply for the listing of the Notes on the London Stock Exchange

Madrid, February 17th , 2003.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This announcement is issued pursuant to Rule 135(c) of the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 19th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors